SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C 20549

FORM 11-K
ANNUAL REPORT

[✓] ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transaction period from _______ to_________

COMMISSION FILE NUMBER 8-16267

A. Full title of the plan: UBS Financial Services Inc. 401(k) Plus Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

UBS AG
Bahnhofstrasse 45
CH-8098, Zurich, Switzerland
and
Aeschenvorstadt 1
CH-4051 Basel, Switzerland

Financial Statements and Supplemental Schedule

UBS Financial Services Inc. 401(k) Plus Plan
Years Ended December 31, 2006 and 2005
With Report of Independent Registered Public Accounting Firm

UBS Financial Services Inc. 401(k) Plus Plan

Financial Statements
and Supplemental Schedule

Years Ended December 31, 2006 and 2005

Contents

Schedules of Series of Transactions in the Same Security Exceeding 5%, Assets Acquired and Disposed Within the Plan Year, Party in Interest Transactions, Loans or Fixed Income Obligations in Default or Uncollectible, and Leases in Default or Uncollectible for the years ended December 31, 2006 and 2005 have not been presented due to the fact that there were no such transactions which are required to be reported in accordance with the Department of Labor Regulations paragraph 2520.103-10 and 103-11.

ERNST & YOUNG

Ernst & Young LLP
5 Times Square
New York, New York 10036-6530

Phone: (212) 773-3000
www.ey.com

Report of Independent Registered Public Accounting Firm

To the Benefits Administrative Committee of the
UBS Financial Services Inc. 401(k) Plus Plan

We have audited the accompanying statements of net assets available for benefits of the UBS Financial Services Inc. 401(k) Plus Plan (the "Plan") as of December 31, 2006 and 2005, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2006 and 2005, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits of the Plan's financial statements as of and for the years ended December 31, 2006 and 2005 were made for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) as of December 31, 2006 and 2005 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the financial statements for the years ended December 31, 2006 and 2005, and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Ernst & Young LLP

June 26, 2007

UBS Financial Services Inc. 401(k) Plus Plan

Statements of Net Assets Available for Benefits

	December 31	
	2006	2005
Assets		
Investment in UBS Financial Services Inc. Master Investment Trust, at fair value	**$ 2,495,256,034**	$ 2,186,847,339
Participant loans	**26,346,711**	24,614,803
Contributions receivable:		
Participants	**2,381,963**	1,481,200
Company, net	**71,834,360**	66,201,066
Total assets	**2,595,819,068**	2,279,144,408
Liabilities		
Payable to participants	**1,382,103**	–
Accrued expenses	**1,256,466**	732,739
Total liabilities	**2,638,569**	732,739
Net assets available for benefits	**$ 2,593,180,499**	$ 2,278,411,669

See accompanying notes to the financial statements.

UBS Financial Services Inc. 401(k) Plus Plan

Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31	
	2006	2005
Additions to net assets		
Investment income from UBS Financial Services Inc. Master Investment Trust:		
Interest income	**$ 21,178,858**	$ 17,661,533
Dividends from UBS Company Stock Fund	**15,593,566**	15,812,521
Capital gain distributions and other dividends	**23,729,863**	16,167,835
Total investment income	**60,502,287**	49,641,889
Net appreciation in fair value of investment in UBS Financial Services Inc. Master Investment Trust	**313,043,509**	160,985,106
Contributions:		
Participants	**131,112,091**	119,199,626
Rollovers	**24,900,333**	18,087,262
Company, net	**71,834,360**	66,201,066
Total contributions	**227,846,784**	203,487,954
Total additions to net assets	**601,392,580**	414,114,949
Deductions from net assets		
Distributions to participants	**139,803,854**	181,331,302
Rollovers	**77,362,072**	9,335,750
Administrative expenses	**4,130,114**	3,981,204
Total deductions from net assets	**221,296,040**	194,648,256
Net transfer from (to) the UBS Savings and Investment Plan	**(65,327,710)**	751,825
Net increase in net assets available for benefits	**314,768,830**	220,218,518
Net assets available for benefits:		
Beginning of year	**2,278,411,669**	2,058,193,151
End of year	**$ 2,593,180,499**	$ 2,278,411,669

See accompanying notes to the financial statements.

UBS Financial Services Inc. 401(k) Plus Plan

Notes to Financial Statements

December 31, 2006

1. Description of the Plan

The following description of the UBS Financial Services Inc. 401(k) Plus Plan (the "Plan") provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the provisions of the Plan and detailed definitions of various Plan terms.

General

The Plan is a defined contribution plan which covers substantially all employees of UBS Financial Services Inc. (the "Company"), and any of its subsidiaries or affiliates which have adopted the Plan. The Company is a wholly owned subsidiary of UBS Americas Inc. ("UBS Americas"), which in turn is a wholly owned subsidiary of UBS AG ("UBS").

The Plan became effective October 1, 1979, and has been amended from time to time. Although it is anticipated that the Plan will continue indefinitely, the Board of Directors of the Company can amend, suspend or terminate the Plan at any time provided that such action does not reduce the accrued benefits of any participant. At December 31, 2006 and 2005, there were 21,932 and 21,305 Plan participants, respectively.

An employee is eligible to participate in the Plan on the first day of service performed for the Company. A participant may make pre-tax contributions, after-tax contributions or rollover contributions as of the first day of the first payroll period coinciding with or following the date the participant is both eligible to participate and has elected to participate in the Plan.

The Plan includes four contribution types: participant contributions, a Company match, a Company retirement contribution and a qualified deferred payment (the "QDP").

The Plan's assets are invested in a master trust, which in turn invests in mutual funds, commingled funds, separately-managed accounts, insurance contracts (GICs) and the UBS Company Stock Fund (the "UBS Stock Fund").

Certain accounting and other administrative services are provided by affiliates of the Company at no charge to the Plan.

1. Description of the Plan (continued)

Master Trust

The UBS Financial Services Inc. Master Investment Trust (the "Master Trust") was established on January 1, 2000 for the Plan and the UBS Financial Services Incorporated of Puerto Rico Savings Plus Plan ("PRSP"). Effective April 1, 2003, the Master Trust merged with the UBS Financial Services Inc. Pension Plan Trust (the "Pension Plan") to create one trust consisting of the Plan, the PRSP and the Pension Plan. The investments of all three plans are held in the Master Trust, which is administered by The Northern Trust Company (the "Trustee"). Use of the Master Trust permits the commingling of trust assets for investment and administrative purposes. Although assets of all three plans are commingled in the Master Trust, the Trustee maintains separate supporting records for the purpose of tracking the individual activity of each plan.

Participant Contributions

A participant's contributions can consist of "pre-tax contributions," which reduce the participant's taxable compensation, "after-tax contributions," which do not reduce a participant's taxable compensation or "rollovers," which are transfers from other qualified retirement plans.

For each plan year, a participant may contribute up to 100% of their eligible compensation on a pre-tax, after-tax or combination basis. The dollar amount of a participant's contributions cannot exceed certain Plan and Internal Revenue Service ("IRS") limits. Eligible compensation is defined as W-2 earnings (subject to certain adjustments), not to exceed \$220,000 and \$210,000 for 2006 and 2005, respectively, as adjusted by the IRS. Pre-tax contributions were limited by the IRS to \$15,000 and \$14,000 for 2006 and 2005, respectively. As a result of the Economic Growth and Tax Relief Reconciliation Act, participants who attained age 50 on or before December 31, 2006 are limited to pre-tax contributions of \$20,000 and \$18,000, effective for 2006 and 2005, respectively. These limits will be subject to change in future years to be consistent with IRS limits.

Additionally, participants may make rollover contributions to the Plan. A rollover contribution is a transfer from another tax qualified plan such as qualified retirement plans, individual retirement accounts or annuities, eligible government retirement plans or certain annuity contracts. The amount rolled over will be credited to a participant's account and will be treated similar to appreciation on pre-tax contributions for plan accounting and Federal income tax purposes.

1. Description of the Plan (continued)

Company Contributions

Each year, the Company uses pre-tax and after-tax contributions in determining the amount of the Company's matching contribution for each participant. The Company match is calculated by multiplying each participant's pre-tax and after-tax contributions (up to 6% of eligible compensation) by 50% and is capped on a graduated scale, which is based on the pre-tax earnings of the UBS Wealth Management USA business unit as reported in UBS published reports. The Company match is limited to $3,000. Company match contributions and earnings are invested according to the participant's investment elections.

The Company also provides a retirement contribution (basic profit sharing contribution) equal to a percentage of the participant's eligible compensation based on the participant's years of service with the Company as of the beginning of the Plan year. The retirement contribution is invested according to the participant's investment election in effect for pre-tax and after-tax contributions. If a participant's investment election was not in place, the default investment was the UBS Stable Value Fund for 2006 and 2005.

The QDP feature is a supplemental profit sharing contribution provided to participants who satisfy certain eligibility requirements. The amount of the contribution is based on a participant's age at the beginning of the Plan year. If a participant's investment election is not in place, the same procedures as for the retirement contribution are followed.

415 Limitation

Under Section 415 of the Internal Revenue Code (the "Code"), the annual additions to a participant's account under the Plan (plus annual additions to any other qualified defined contribution plan in which they participate), may not exceed the lesser of $44,000 or 100% of covered compensation for 2006 and $42,000 or 100% of covered compensation for 2005. To meet this limitation the Plan may be required to refund after-tax, pre-tax or Company contributions, in that order, that had previously been made.

Limitation on Contributions for Highly-Compensated Employees ("HCEs")

Sections 401(k) and 401(m) of the Code limit the amount of pre-tax, after-tax and Company contributions that can be made to the Plan for HCEs. After-tax contributions are limited to $10,440 for HCEs and $18,000 for non-HCEs. After-tax contributions may be considered in determining the Company's matching contribution.

1. Description of the Plan (continued)

As a result of these limitations, the ability of an HCE to make pre-tax or after-tax contributions may be restricted. To meet these limitations, the Plan may be required to refund pre-tax or after-tax contributions that had previously been made by the HCE.

Investment Options

Participants can select from approximately 90 investment options to invest their account balances and future contributions. The investment options are organized into three tiers. The three tiers as described in the Plan's Investment Guide are as follows:

1. The Lifecycle Tier is comprised of five target-year lifecycle funds. This tier is intended for participants who want minimal involvement in setting and monitoring their asset allocation. The participant chooses the year in which they expect to utilize their retirement assets and then invests in the fund that most closely matches their retirement time horizon. The fund manager chooses the asset allocation strategy and adjusts the investment mix over time. The Plan's Investment Committee monitors the Lifecycle Tier funds' performance.

2. The Core Tier is comprised of fourteen funds including the UBS Stock Fund, each with a distinct asset class and investment style. This tier is intended for participants who are interested in making their own asset allocation decisions. The participant sets their asset allocation strategy and uses Core Tier funds to build their portfolio. The participant is responsible for adjusting their asset allocation strategy and investment mix over time as needed. The Plan's Investment Committee monitors the Core Tier funds' performance.

3. The Mutual Fund Window Tier is comprised of the remaining investment options and consists of a wide array of funds offered by American Funds, PIMCO Advisors and UBS Global Asset Management (US) Inc. ("UBS GAM"). This tier is intended for participants who want flexibility in setting and monitoring their asset allocation and are willing and able to evaluate investment options. The Plan's Investment Committee monitors the performance of the fund families within the tier on an annual basis but does not monitor the performance of each fund.

The UBS mutual funds' investment advisor, administrator and distributor is UBS GAM, an indirect wholly-owned subsidiary of UBS Americas. UBS GAM earns management fees from the UBS GAM Funds offered in the Mutual Fund Window Tier and the UBS Select Money Market Fund offered in the Core Tier. These fees were paid by the participants.

1. Description of the Plan (continued)

The S&P 500 Index Fund offered in the Core Tier is managed and administered by the UBS Fiduciary Trust Company, an indirect and wholly-owned subsidiary of UBS Americas. UBS Fiduciary Trust earns management fees from the S&P 500 Index Fund. These fees are paid by the Company and they amounted to $47,808 and $49,018 for 2006 and 2005, respectively.

Additionally, Dwight Asset Management, a qualified professional asset manager, independently selected UBS GAM as a sub-investment manager for a portfolio of fixed income securities within the Stable Value Fund, a separately-managed account. As such, management fees from the Stable Value Fund are paid by participants invested in the Stable Value Fund including that portion of the fees related to assets managed by UBS GAM.

Participant Accounts

Under the Plan, each participant has two accounts—their Employee Account and their Company Account. The two accounts are managed by the employee as a single account. Only one asset allocation can be selected and is applicable for both accounts. The participant's Employee Account reflects all contributions made by the participant in addition to income, gains, losses, withdrawals, distributions, loans and expenses attributable to these contributions.

The participant's Company Account reflects their share of the Company's contributions from the Company match, the Company retirement contribution and the QDP for each plan year and the income, gains, losses, withdrawals, distributions, and expenses attributable to these Company contributions.

Vesting

Participants are immediately vested in their Employee Account. A participant is fully vested in the Company match and earnings thereon after attaining either three years of service, reaching age 65, becoming totally and permanently disabled or upon death. A participant is vested in the retirement and QDP contributions and earnings thereon after attaining either five years of service, reaching age 65, becoming totally and permanently disabled or upon death.

Forfeited balances of terminated participants' nonvested Company Accounts are used to reduce the Company's contributions to the Plan.

1. Description of the Plan (continued)

Distributions and Withdrawals

After-tax contributions, including any income and loss thereon, may be withdrawn by participants at any time in accordance with the provisions of the Plan. Withdrawals of pre-tax contributions or vested Company contributions are permitted, subject to certain limitations as set forth in the Code. All withdrawals or a portion thereof are subject to taxation as set forth in the Code.

Upon termination of service, a participant may elect to receive a distribution of the vested portion of their account in a lump-sum amount or in installments over a period of up to ten years. Distributions consist of common stock or cash from the UBS Stock Fund and cash from all other funds.

Participant Loans

Participants may obtain loans from the Plan. The minimum amount that may be borrowed is $1,000 and the maximum amount is limited to the lesser of 50% of the value of participant's vested account balance or $50,000, reduced by the participant's highest outstanding loan balance over the previous 12 months. Repayment period for the loans depends on the type of loan that is taken out. Short-term non-hardship loans and short-term hardship loans may be repaid over a period of 1 to 5 years while the repayment period for primary residence loans is 10 to 20 years.

Loans are payable in equal installments representing a combination of interest and principal by withholding from the participant's semi-monthly paychecks. The outstanding principal amount of any loan can be repaid on any business day. In the event a participant has a loan outstanding under the Plan, various limitations exist on such participant's right to receive further loans under the Plan.

Plan Termination

While the Company has not expressed any intent to terminate the plan, it is free to do so at any time subject to the provisions of ERISA. In the event the Plan is wholly or partially terminated, or upon the complete discontinuance of contributions under the Plan by any entity that is a part of the Company, each participant affected shall become fully vested in their Company Account. Any unallocated assets of the Plan then held by the Trustee shall be allocated among the appropriate Company Accounts and Employee Accounts of the participants and will be distributed in such a manner as the Company may determine.

2. Significant Accounting Policies

The accompanying financial statements are prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles. Benefit payments are recorded when paid.

General

Certain prior year amounts have been reclassified to conform to the current year presentation.

New Accounting Pronouncement

In December 2005, the Financial Accounting Standards Board ("FASB") issued FASB Staff Position AAG INV-1 and SOP 94-4-1, *Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans* (the "FSP"). The FSP defines the circumstances in which an investment contract is considered fully benefit responsive and provides certain reporting and disclosure requirements for fully benefit responsive investment contracts in defined contribution health and welfare and pension plans. The financial statement presentation and disclosure provisions of the FSP are effective for financial statements issued for annual periods ending after December 15, 2006 and are required to be applied retroactively to all prior periods presented for comparative purposes. The Plan has adopted the provisions of the FSP at December 31, 2006.

As required by the FSP, investments in the accompanying Statements of Net Assets Available for Benefits include fully benefit responsive investment contracts recognized at fair value. AICPA Statement of Position 94-4-1, *Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined Contribution Pension Plans*, as amended, requires fully benefit responsive investment contracts to be reported at fair value in the Plan's Statement of Net Assets Available for Benefits with a corresponding adjustment to reflect these investments at contract value. The requirements of the FSP have been applied retroactively to the table shown in Footnote 4 of investments held by the Master Trust as of December 31, 2005 presented for comparative purposes. Adoption of the FSP had no effect on the Statement of Changes in Net Assets Available for Benefits for any period presented.

2. Significant Accounting Policies (continued)

Investment Valuation and Income Recognition

The Plan records its investment in the Master Trust at fair value, which represents the Plan's interest in the net assets of the Master Trust.

Investments held by the Master Trust are stated at fair value. Fair value is determined by quoted market prices where there is an active market for the investment, which includes domestic and foreign equities, United States government and other agency obligations, asset backed securities, domestic and foreign corporate debt and mutual funds. Values for cash equivalents and securities denominated in foreign currencies have been converted into U.S. dollars based on average closing exchange rates on the last business day of the year. Units of the Trustee's short-term investments include money market funds valued at cost, which approximates market value. Investments in venture capital and foreign hedge funds are valued at fair value using methods determined in good faith by the General Partners of the funds. Certain corporate debt and foreign debt are valued based on yields currently available on comparable securities of issuers with similar credit ratings.

Insurance contracts (GICs) and benefit responsive agreements are valued at fair value which is calculated by discounting the related cash flows based on current yields of similar instruments with comparable durations.

Participant loans are valued at their outstanding balances, which approximate fair value.

Purchases and sales of investments are recorded on a trade date basis. The Master Fund uses average cost to record realized gains and losses on investments.

Interest income is recorded on the accrual basis and dividend income on the ex-dividend date.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes. Actual results could differ from those estimates.

3. Contributions

The Company's contributions to the Plan are as follows:

	Year Ended December 31	
	2006	2005
Company match	**$ 28,893,034**	$ 27,289,224
Company retirement contribution	**38,988,123**	35,411,016
QDP	**7,130,000**	6,655,000
Forfeitures	**(3,176,797)**	(3,154,174)
Net company contributions	**$ 71,834,360**	$ 66,201,066

Forfeitures consist of units of the investment options forfeited in accordance with the vesting provisions of the Plan. Forfeited units are converted to cash at applicable daily closing prices. The Company's net contribution for the Plan year is made by the following September.

4. Investments

Investments within the Master Trust that represent 5% or more of the Plan's net assets are as follows:

	December 31	
	2006	2005
UBS Stock Fund, 29,400,122.94 and 30,610,190.22 shares, respectively	**$ 724,881,686**	$ 596,556,772
Mutual Fund Window Tier **	**705,521,762**	569,098,985
Dwight Stable Value Fund, 16,527,354.18 and 17,020,610.90 units, respectively	**270,765,650**	268,429,198
Strong Mid Cap Growth Fund, 7,667,983.22 and 8,777,648.93 units, respectively	**132,955,125**	132,543,362
Jennison Large Cap Growth Fund, 4,507,190.73 and 5,595,058.23 units, respectively	*	121,650,552

* Balance at year-end does not exceed 5% of the Plan's net assets.

** The Mutual Fund Window Tier is comprised of a number of mutual funds and is not unitized itself; therefore no shares are shown for this investment.

4. Investments (continued)

The Master Trust holds the investments of the Plan, PRSP and the Pension Plan. Each participating retirement plan has an interest in the Master Trust. Investment income and expenses are allocated to the Plan based upon its pro rata share of the net assets of the Master Trust. The Trustee accounts for the Pension Plan's investment income and expenses in a separate account from the Plan and PRSP. The plans' interests in the net assets of the Master Trust were:

	December 31	
	2006	2005
UBS Financial Services Inc. 401(k) Plus Plan	**78.55%**	77.25%
UBS Financial Services Incorporated of Puerto Rico Savings Plus Plan	**1.24**	1.19
UBS Financial Services Inc. Pension Plan	**20.21**	21.56
Total Master Trust	**100.00%**	100.00%

The following table represents the fair value of investments held by the Master Trust as of December 31:

	2006	2005
Investments, at fair value:		
Mutual funds	**$ 2,028,750,773**	$ 1,926,077,835
UBS Stock Fund	**744,216,883**	612,059,702
Insurance contracts (GICs)	**255,758,282**	255,644,326
Short-term investments	**146,797,589**	41,169,246
Total investments, at fair value	**3,175,523,527**	2,834,951,109
Payable for securities purchased	**(12,684,959)**	(6,965,591)
Receivable for securities sold	**8,802,003**	732,772
Investment income receivable	**4,682,775**	3,345,107
Total net investments, at fair value	**3,176,323,346**	2,832,063,397
Adjustment from fair value to contract value for fully benefit responsive investment contract	**186,244**	(1,210,362)
Total net assets	**$ 3,176,509,590**	$ 2,830,853,035

4. Investments (continued)

The following table represents investment income earned by the Master Trust for the years ended December 31:

		2006		2005
Net realized and unrealized appreciation of investments:				
Mutual funds	$	**218,436,316**	$	135,524,522
UBS Stock Fund		**165,970,083**		74,022,309
		384,406,399		209,546,831
Interest and dividend income		**72,796,559**		60,790,659
	$	**457,202,958**	$	270,337,490

The following table represents the Plan's net appreciation of investments (including gains and losses on investments bought and sold, as well as held during the year) for the years ended December 31:

		2006		2005
Net appreciation in fair value:				
Mutual funds	$	**150,064,587**	$	88,194,548
UBS Stock Fund		**162,978,922**		72,790,558
	$	**313,043,509**	$	160,985,106

5. Risks and Uncertainties

The Plan invests in various investment instruments. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

6. Income Tax Status

The Plan has received a determination letter from the IRS dated December 10, 2002, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended and restated. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code, and therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

6. Transfers

During 2006, 510 employees, mostly from the Municipal Securities Group, transferred from the Company to UBS Investment Bank ("UBS IB") and consequently became covered under the UBS Savings and Investment Plan (the "UBS Savings Plan"). Assets of $67,649,398 and outstanding loans of $616,930 were transferred from the Plan to the UBS Savings Plan during 2006.

During 2006, 69 employees transferred from UBS IB to the Company and consequently became covered under the Plan. Assets of $2,860,620 and outstanding loans of $77,998 were transferred from the UBS Savings Plan to the Plan during 2006.

During 2005, 45 employees transferred from the Company to UBS IB and consequently became covered under the UBS Savings Plan. Assets of $1,434,489 and outstanding loans of $11,684 were transferred from the Plan to the UBS Savings Plan during 2005.

During 2005, 30 employees transferred from UBS IB to the Company and consequently became covered under the Plan. Assets of $2,159,694 and outstanding loans of $38,305 were transferred from the UBS Savings Plan to the Plan during 2005.

UBS Financial Services Inc. 401(k) Plus Plan
EIN: 13-2638166
Plan # 002
Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)

	Year Ended December 31	
	2006	2005
Participant loans*		
0-20 years maturity, 9.25%-10.25% and 7.25%-9.00% for 2006 and 2005, respectively	$ 26,346,711	$ 24,614,803

* Party-in-interest

Cost information is not required because investments are participants directed.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Benefits Administrative Committee of the UBS Financial Services Inc. 401(k) Plus Plan has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

UBS Financial Services Inc. 401(k) Plus Plan

By: ______________________________

Robert McCormick, a member of the
Benefits Administrative Committee

Dated: June 26, 2007

Exhibit 23

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Form S-8: No. 333-49216) pertaining to the UBS Financial Services Inc. 401(k) Plus Plan of UBS Financial Services Inc. (the "Company") of our report dated June 26, 2007, with respect to the financial statements and schedule of the Company's UBS Financial Services Inc. 401(k) Plus Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2006.

Ernst & Young LLP

New York, New York
June 26, 2007

END